UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 FOILMARK, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    344185103
                                 (CUSIP Number)

                                Leonard A. Mintz
                               c/o Foilmark, Inc.
                                 4 Mulliken Way
                              Newburyport, MA 01950
                                 (978) 462-7300
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 21, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344185103

1.   Name of Reporting Person: Leonard A. Mintz
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group: (a) [ ]
                                                       (b) [ ]


3.   SEC Use Only



4.   Source of Funds: PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): / /

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 244,696

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 244,696 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate  Amount  Beneficially  Owned by Each  Reporting  Person:  244,696
     shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 5.9%

14.  Type of Reporting Person:  IN

Item 1.  Security and Issuer.

     This Statement on Schedule 13D of Leonard A. Mintz amends and supplements statements his Statement on Schedule 13G dated March 3, 1995, as amended and supplemented by Amendment No. 1 on February 10, 1996, in respect of the common stock, $0.01 par value ("Common Stock") of Foilmark, Inc. (the "Issuer"), whose principal executive offices are located at 4 Mulliken Way, Newburyport, Massachusetts 01950.

Item 2.  Identity and Background.

     This Statement on Schedule 13D is filed by Leonard A. Mintz. The information requested with respect to Mr. Mintz is as follows:

     a.   Leonard A. Mintz
     b.   89 Blueberry Lane, Westwood, Massachusetts 02090
     c.   Director and Senior Vice President, Foilmark, Inc.
     d.   No
     e.   No
     f.   USA

Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.  Purpose of Transaction.

     Pursuant to a certain Merger Agreement amongst Holopak Technologies, Inc. ("Holopak"), the Issuer and its wholly owned subsidiary, Foilmark Acquisition Corporation (the "Subsidiary") dated as of November 17, 1998 (the "Merger Agreement"), Holopak will be merged with and into the Subsidiary (the "Merger"). Upon the effectiveness of the Merger, holders of Holopak common stock will receive 1.11 shares of Common Stock and $1.42 for each share of Holopak common stock owned, subject to rounding and cash in lieu of fractional shares. The effectiveness of the Merger is subject to conditions precedent, including the receipt of shareholder approval of both the Issuer and Holopak, the effectiveness of the Issuer's registration statement covering shares of Common Stock to be issued on the Merger and the receipt of all other necessary consents and approvals. Upon the effectiveness of the Merger, the current holders of the issued and outstanding common stock of Holopak will own forty-seven percent (47%) of the Common Stock of the Issuer, and current holders of the Issuer will own fifty-three percent (53%) of the Common Stock of the Issuer.

Item 5.  Interest in Securities of the Issuer.

     Mr. Leonard A. Mintz is the beneficial owner of 244,696 shares of Common Stock of the Issuer, or 5.9% of the number of total issued and outstanding shares of Common Stock of the Issuer stated on its report on Form 10-Q for the quarterly period ended September 30, 1998, which includes 10,000 options that are exercisable within sixty days of the date of this Statement.

Item 6. Contracts, Arrangements, Understandings or relationships with respect to Securities of the Issuer.

     Mr. Mintz is a Director of the Issuer and presently is qualified to file a statement on Schedule 13G in respect of his holdings of Common Stock of the Issuer pursuant to Rule 13d-1(b)(1). Mr. Mintz is a party to a certain Voting Agreement along with Frank J. Olsen, Jr., Martin A. Olsen, Carol J. Robie, Florence J. Olsen and Edward Sullivan dated November 17, 1994 (the "1994 Agreement", see Exhibit 0.8 to the Issuer's Form 8-K on November 30, 1994), which obligates the parties thereto to vote their respective shares of Common Stock for each other as Directors of the Issuer. The Merger Agreement requires that the 1994 Agreement be terminated concurrently with the effectiveness of the Merger. As of November 17, 1998, Holopak entered into a certain Shareholder Agreement with certain shareholders of the Issuer (the "Holopak Agreement"), which, severally and not jointly, obligates those parties to the Holopak Agreement to vote their shares of Common Stock of the Issuer in favor of the Merger. On December 21, 1998, pursuant to a certain Addendum to Shareholder Agreement dated as of November 30, 1998, Mr. Mintz became a party to the Holopak Agreement. (Copies of the Holopak Agreement and the Addendum are filed herewith as Exhibits 1 and 2, respectively, and are incorporated herein by reference.)

Item 7.  Material to be Filed as Exhibits.

                     Document                                    Exhibit No.

          Shareholder Agreement by and between Holopak                1
          Technologies,  Inc. and Martin A. Olsen,
          Frank J. Olsen, Jr., Wilhelm Kutsch,  Philip Leibel,
          Carol J. Robie,  Edward  Sullivan,  Michael  Foster,
          Thomas Schwarz, Kenneth Harris and Leonard A. Mintz dated as of November 17, 1998

          Addendum to Shareholder Agreement by and between Holopak    2
          Technologies, Inc. and Leonard A. Mintz dated as of
          November 30, 1998


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.



Dated: December 23, 1998                             /s/ Leonard A. Mintz
                                                     _________________________
                                                     Leonard A. Mintz

                                                                       EXHIBIT 1

     SHAREHOLDER AGREEMENT, dated as of November 17, 1998, among HOLOPAK TECHNOLOGIES, INC, a Delaware corporation ("Company"), and the persons listed on Schedule A hereto (each a "Shareholder", and, collectively, the "Shareholders").

     WHEREAS, Foilmark Inc., a Delaware corporation ("Parent"), Foilmark Acquisition Corporation a Delaware corporation and a wholly owned subsidiary of Parent ("Sub") and the Company, propose to enter into an Agreement and Plan of Merger of even date herewith (as the same may be amended or supplemented, the "Merger Agreement") providing for the merger of the Company with and into Sub (the "Merger");

     WHEREAS, defined terms used herein and not elsewhere defined shall have the meaning ascribed to such terms in the Merger Agreement;

     WHEREAS, each Shareholder is the owner of the number of shares of Parent Common Stock set forth opposite such Shareholder's name on Schedule A hereto; such shares of Parent Common Stock, as such shares may be adjusted by stock dividend, stock split, recapitalization, combination or exchange of shares, merger, consolidation, reorganization or other change or transaction of or by the Company, together with shares of Parent Common Stock that may be acquired after the date hereof by such Shareholder, including shares of Parent Common Stock issuable upon the exercise of options to purchase Parent Common Stock (as the same may be adjusted as aforesaid), being collectively referred to herein as the "Shares"; and

     WHEREAS, as a condition to their willingness to enter into the Merger Agreement, the Company has requested that the Shareholders enter into this Agreement;

     NOW, THEREFORE, to induce the Company to enter in to, and in consideration of their entering into, the Merger Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

     1. Representations and Warranties of the Shareholders. Each Shareholder hereby, severally and not jointly, represents and warrants to the Company as follows:

     (a) Authority. The Shareholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Shareholder. This Agreement has been duly executed and delivered by the Shareholder and, assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding obligation of the Shareholder enforceable against the Shareholder in accordance with its terms, except as such enforcement may be limited by general equitable principles and bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally. Except for the expiration or termination of the waiting periods, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), filings with the Securities and Exchange Commission and as set forth in Section 5.21 of the Foilmark Disclosure Memorandum, neither the execution, delivery or performance of this Agreement by the Shareholder nor the consummation by the Shareholder of the transactions contemplated hereby will (i) require any filing with, or permit, authorization, consent or approval of, any federal, state or local government or any court, tribunal, administrative agency or commission or other governmental or regulatory authority or agency, domestic or foreign (a "Governmental Entity"), (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancellation or acceleration under, or result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever (a "Lien") upon any of the properties or assets of the Shareholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, agreement or other instrument or obligation (a "Contract") to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's properties or assets, including the Shareholder's Shares, may be bound or (iii) knowingly violate any judgment, order, writ, preliminary or permanent injunction or decree (an "Order") or any statue, law, ordinance, regulation of any Governmental Entity (a "Law") applicable to the Shareholder or any of the Shareholder's properties or assets, including the Shareholder's Shares.

     (b) The Shares. The Shareholder's Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Shareholder, or by a nominee or custodian for the benefit of such Shareholder, and the Shareholder has good and marketable title to such Shares, free and clear of any Liens, proxies, voting trusts or agreements, understandings or arrangements, except for any such Liens or proxies arising hereunder. The Shareholder owns shares of Parent Common Stock other than such Shareholder's Shares and shares of Parent Common Stock issuable upon the exercise of Parent Stock Options.

     (c) Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Shareholder.

     (d) Merger Agreement. The Shareholder understands and acknowledges that Parent is entering into, and causing Sub to enter into, the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement.

     2. Covenants of the Shareholders. Each Shareholder, severally and not jointly, agrees as follows:

     (a) Until the earlier to occur of the Effective Time or the termination of the Merger Agreement, the Shareholder shall not, except as contemplated by the terms of this Agreement, (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any Contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, the Shares to any person other than the Company (except for a transfer of Shares to a trust which unconditionally and irrevocably agrees to be bound by the terms of this Agreement with respect to the Shares being transferred), (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power of attorney or otherwise, with respect to the Shares except as provided herein or (iii) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby.

     (b) Until the Effective Time or termination of this Agreement in accordance with its terms, the Shareholder shall not, and the Shareholder shall use its reasonable best efforts to cause any of its investment bankers, financial advisers, attorneys, accountants or other representatives not to, directly or indirectly (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Transaction Proposal involving the Parent or (ii) participate in any discussions or negotiations regarding any such Acquisition Transaction Proposal. Shareholder shall notify the Company orally and in writing of any such proposals or inquiries relating to the purchase or acquisition of Shares (including, without limitation, the terms and conditions thereof and the identity of the person making it), within 24 hours of the receipt thereof. Shareholder shall, and shall use its reasonable best efforts to cause its investment bankers, financial advisors, attorneys, accountants or other representatives or agents to, immediately cease and cause to be terminated all existing activities, discussions and negotiations, if any, with any parties conducted heretofore with respect to any Acquisition Transaction Proposal relating to the Parent, other than discussions or negotiations with the Company.

     (c) During the period commencing on the date hereof and continuing until the first to occur of (i) the Effective Time and (ii) termination of this Agreement in accordance with its terms, at any meeting of shareholders of the Parent called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, each Shareholder shall, including by initiating a written consent solicitation if requested by Company, vote (or cause to be voted) such Shareholder's Shares in favor of the Merger, the adoption by Parent of the Merger Agreement and the approval of the other transactions contemplated by the Merger Agreement. During the period commencing on the date hereof and continuing until the first to occur of (i) the Effective Time and (ii) termination of this Agreement in accordance with its terms, at any meeting of shareholders of the Parent or at any adjournment thereof or in any other circumstances upon which the Shareholder's vote, consent or other approval is sought, such Shareholder shall vote (or cause to be voted) such Shareholder's Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger ), consolidation, combination, sale of all or substantially all assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Acquisition
Transaction Proposal (collectively, "Alternative Transactions") or (ii) any amendment of the Parent's Certificate of Incorporation or By-laws or other action involving the Parent or any of its Subsidiaries, which amendment or other proposal or transaction would reasonably be expected to delay, postpone, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transaction contemplated by the Merger Agreement (collectively, "Frustrating Transactions").

     3. Fiduciary Duty. Notwithstanding the restrictions set forth in Section 2(b) hereof, any person who is a director or officer of the Parent may take such action in furtherance of the exercise of his fiduciary duties in his capacity as a director or officer with respect to the Parent, as opposed to taking action with respect to the direct or indirect ownership of any Shares, and no such action in furtherance of the exercise of fiduciary duties shall be deemed to be a breach of, or a violation of the restrictions set forth in Section 2(b) hereof and the Shareholders shall not have any liability hereunder for any such action in furtherance of the exercise of fiduciary duties by such person in his capacity as a director or officer of the Company.

     4. Further Assurances. Each Shareholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and to vest the power to vote such Shareholder's Shares as contemplated by Section 3. The Company agrees to use reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed with respect to the transactions contemplated by this Agreement (including legal requirements of the HSR Act, if any).

     5. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Each Shareholder agrees that this Agreement and the obligations of such Shareholder hereunder shall attach to such Shareholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation such Shareholder's heirs, guardians, administrators or successors.

     6. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the earliest of (a) the date upon which the Merger Agreement is terminated pursuant to Section 10.1(a), (d) or (e) thereof, (b) the Effective Time and (c) April 30, 1999.

     7. Stop Transfer. The Parent agrees with, and covenants to, the Company that the Parent shall not register the transfer of any certificate representing any Shareholder's Shares unless such transfer is made in accordance with the terms of this Agreement.

     8. General Provisions.

     (a) Payments. All payments required to be made to any party to this Agreement shall be made by wire transfer of immediately available funds to an account designated by such party at least one trading day prior to such payment.

     (b) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

     (c) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

     (d) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed), sent by overnight courier (providing proof of delivery ) or mailed by registered or certified mail (returned receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (i) if to the Company, to

         Holopak Technologies, Inc.
         9 Cotters Lane
         P.O. Box 538
         East Brunswick, NJ 08816

         Attention:  James L. Rooney, President

         Telecopy No: 732-238-9460

         with a copy to:

         Battle Fowler, LLP
         75 East 55th Street
         New York, New York 10022

         Attention:  Carl A. de Brito, Esq.

         Telecopy No:  (212) 856-7818 and

     (ii) if to a Shareholder, to the address set forth under the name of such Shareholder on Schedule A hereto with a copy to:

         Hinckley, Allen & Snyder
         1500 Fleet Center
         Providence, RI 02903

         Attention:  Stephen J. Carlotti, Esq.

         Telecopy No:  (401) 277-9600

     (e) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

     (f)   Counterparts.   This  Agreement  may  be  executed  in  one  or  more
counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     (g) Entire Agreements; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     (h) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law.

     (i) Publicity. Except as otherwise required by law, court process or the rules of a national securities exchange or the Nasdaq National Market or as contemplated or provided in the Merger Agreement, for so long as this Agreement is in effect, neither any Shareholder nor the Company shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement or the Merger Agreement without the consent of the other parties, which consent shall not be unreasonably withheld.

     9. Shareholder Capacity. No person executing this Agreement who is or becomes during the term hereof a director of officer of the Parent makes any agreement or understanding herein in his or her capacity as such director or officer. Each Shareholder signs solely in his or her capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Shareholder's Shares and nothing herein shall limit or affect any actions taken by a Shareholder in its capacity as an officer or director of the Parent to the extent permitted by the Merger Agreement.

     10. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitle to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in court of the United States located in the State of Delaware or any Delaware State court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.

     IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its officer thereunto duly authorized and each Shareholder has signed this Agreement, all as of the date firs written above.

                                             HOLOPAK TECHNOLOGIES, INC.


                                             By /s/ James L. Rooney
                                             Name:  James L. Rooney
                                             Title: President and CEO


                                             SHAREHOLDERS


                                             /s/ Martin A. Olsen
                                             Name:  Martin A. Olsen


                                             /s/ Frank J. Olsen, Jr.
                                             Name:  Frank J. Olsen, Jr.



                                             Name:  Leonard Mintz


                                             /s/ Wilhelm Kutsch
                                             Name:  Wilhelm Kutsch


                                             /s/ Philip Leibel
                                             Name:  Philip Leibel


                                             /s/ Carol Robie
                                             Name:  Carol Robie


                                             /s/ Edward Sullivan
                                             Name:  Edward Sullivan



                                             /s/ Michael Foster
                                             Name:  Michael Foster


                                             /s/ Thomas Schwarz
                                             Name:  Thomas Schwarz


                                             /s/ Kenneth Harris
                                             Name:  Kenneth Harris


ACKNOWLEDGED
TO AS TO SECTION 7:


FOILMARK, INC.


By /s/ Frank J. Olsen, Jr.
Name:  Frank J. Olsen, Jr.
Title: President and CEO

                                   SCHEDULE A




NAME AND ADDRESS OF                   NUMBER OF              NUMBER OF SHARES
SHAREHOLDER                            SHARES              UNDERLYING OPTIONS(1)


Martin A. Olsen                        527,477
3299 Old Barn Road East
Ponte Vedra Beach, FL  32082

Frank J. Olsen, Jr.                    490,659                   67,667
13 Country Farm Road
Stratham, NH  03885

Leonard Mintz                          244,696                   10,000
89 Blueberry Lane
Westwood, MA  02090

Wilhelm Kutsch                         107,697                   70,867
Two Pine Meadows Drive
Exeter, NH  03833

Philip Leibel                           78,163                   62,733
3093 Susan Road
Bellmore, NY  17710

Carol Robie                            212,409                   21,100
53 Munroe Drive
East Hampstead, NH  03826

Edward Sullivan                        158,834                    5,000
2150 Anchor Court
Newbury Park, CA  91320

Michael Foster                          10,000                    5,000
WPI Group, Inc.
1155 Elm Street
Manchester, NH  03101

Thomas Schwarz                           5,000                    5,000
60 Westcliff Road
Weston, MA  02193

Kenneth Harris                         131,022                    2,500
25 Hale Street
Newburyport, MA  01950

_____________________________________
(1)  These options have been included in the number of shares.

     IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its officer thereunto duly authorized and each Shareholder has signed this Agreement, all as of the date firs written above.

                                             HOLOPAK TECHNOLOGIES, INC.


                                             __________________________________
                                             Name:  James L. Rooney
                                             Title: President and CEO



                                             SHAREHOLDERS


                                             __________________________________
                                             Name:  Martin A. Olsen


                                             __________________________________
                                             Name:  Frank J. Olsen, Jr.


                                             /s/ Leonard Mintz
                                             Name:  Leonard Mintz


                                             __________________________________
                                             Name:  Wilhelm Kutsch



                                             __________________________________
                                             Name:  Philip Leibel



                                             __________________________________
                                             Name:  Carol Robie



                                             __________________________________
                                             Name:  Edward Sullivan

                                                                       EXHIBIT 2
                                   ADDENDUM TO
                              SHAREHOLDER AGREEMENT


     This Addendum to the Shareholder Agreement (the "Agreement") dated as of November 17, 1998 by and among Holopak Technologies, Inc. ("Holopak") and certain stockholders of Foilmark, Inc. ("Foilmark") is executed and delivered by each of the undersigned. This Addendum shall be effective as of November 17, 1998. The undersigned security holder of Foilmark (the "Stockholder") hereby agrees to be bound by the terms and obligations of the Agreement as if he were an original signatory thereto. Holopak hereby acknowledges and agrees that the Stockholder shall be bound by the terms and obligations of the Agreement effective as of November 17, 1998.

     This Addendum may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one document.

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Addendum as of this 30th day of November, 1998.

                                             HOLOPAK TECHNOLOGIES, INC.

                                             By: /s/ James L. Rooney
                                             Name: James L. Rooney,
                                             Title: President


                                             By: /s/ Leonard A. Mintz
                                                  Leonard A. Mintz